OMB Number: 3235-0157 Expires: January 31, 2008 Estimated average burden hours per response 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

TT International U.S.A. Feeder Trust

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☐	Merger
☒	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions I through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

TT International U.S.A. Feeder Trust (the “Feeder Trust”) is filing this Form N-8F on behalf of itself and each of its series, TT Active International Mutual Fund and TT Europe Mutual Fund (each, a “Fund” and together, the “Funds”).

3.	Securities and Exchange Commission File No.: 811-09975
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☐	Initial Application	☒	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o SEI Investments Global Funds Services

One Freedom Valley Drive

Oaks, Pennsylvania 19456

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

1

Thomas John Holton

Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110

617-951-8587

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 31a-2 under the Act [17 CFR 270.3 la-1, .31a-2]:

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31 a-1 and 31 a-2 for the periods specified in those rules.

Name	Address	Telephone
SEI Investments Global Fund Services	One Freedom Valley Drive Oaks, Pennsylvania 19456	610-676-1000
SEI Investments Distribution Co.	One Freedom Valley Drive Oaks, Pennsylvania 19456	610-676-1000
Forum Shareholder Services, LLC	Two Portland Square Portland Maine 04101	207-879-1900
The Northern Trust Company	50 LaSalle Street Chicago, Illinois 60675	312-630-6000
TT International (f/ka/ TT International Investment Management)	Level 13 Moor House 120 London Wall London, England EC2Y 5ET	+44-207-509-1000

8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☒	Open-end	☐	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

2

The Feeder Trust is organized as a business trust under the laws of the Commonwealth of Massachusetts.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

TT International

Level 13

Moor House

120 London Wall

London, England

EC2Y 5ET

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Quasar Distributors, LLC

615 East Michigan Street,

Milwaukee, Wisconsin 53202

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.
(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811 -

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No

If Yes, state the date on which the board vote took place: August 24, 2005

If No, explain:

3

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Declaration of Trust of the Feeder Trust, dated May 26, 2000, as amended, permits the trustees of the Feeder Trust to terminate the Funds by written notice to the shareholders of the Funds. A written notice of liquidation was sent to shareholders on or about August 26, 2005.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒ Yes	☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

The Funds publicly announced their liquidation on August 26, 2005. From that date until September 26, 2005, the Funds fulfilled redemption requests from shareholders as they were received. On September 26, 2005, the Funds made a liquidating distribution to each remaining shareholder, other than TT International, in an amount equal to the redemption proceeds that such shareholder would have received had such shareholder redeemed all of its Fund shares on such date.

(b)	Were the distributions made on the basis of net assets?
☒ Yes	☐ No
(c)	Were the distributions made pro rata based on share ownership?
☒ Yes	☐ No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not applicable.

4

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☐ Yes	☒ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

As of the date of the filing of this Form N-8F, each Fund has one remaining shareholder, TT International.

(b)	Describe the relationship of each remaining shareholder to the fund:

TT International is the investment manager and an affiliate of the Funds.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☒ Yes	☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

TT Active International Mutual Fund invests its assets in TT EAFE Portfolio (the “EAFE Portfolio”) and TT Europe Mutual Fund invests its assets in TT Europe Portfolio (the “Europe Portfolio” and, together with the EAFE Portfolio, the “Master Portfolios”). Each Master Portfolio is a series of TT International U.S.A. Master Trust (the “Master Trust”) which is also seeking an order to de-register under the Investment Company Act of 1940, as amended.

Once the de-registration of the Master Trust and the Feeder Trust is complete, each Master Portfolio intends to distribute its remaining cash assets to its holders of beneficial interest, including the applicable Fund, and the applicable Fund will distribute the amounts received by it to its one remaining shareholder.

After de-registration, The Northern Trust Company will continue to act as custodian of the assets held by the Funds, as well as by the Master Portfolios in which the Funds invest, until the outstanding tax reclamation amounts are received by the Master Portfolios. Once received, such amounts will be distributed by each Mater Portfolio to its applicable holders of beneficial interest, including the applicable Fund, and the applicable Fund will distribute the amounts received by it to its one remaining shareholder. Until the date upon which all tax reclamation amounts have been received and a complete liquidation of the shares of the Funds is effected, the Funds intend to rely on the exemption from registration under the Investment Company Act of 1940, as amended, set forth in Section 3(c)(1) thereof.

5

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒ Yes	☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

TT Active International Mutual Fund as of 12/31/06

Investment in TT EAFE Portfolio:	$192,496.97

TT Europe Mutual Fund as of 12/31/06

Investment in TT Europe Portfolio	:	$119,321.67
(b)	Why has the fund retained the remaining assets?

Each Fund has one remaining shareholder, TT International. The tax reclaimation assets held by the Master Portfolios in which the Funds invest cannot be readily liquidated.

(c)	Will the remaining assets be invested in securities?
☐ Yes	☒ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
		(i)	Legal expenses (estimate): $40,000
(ii)	Accounting expenses (estimate): $5,000
(iii)	Other expenses (list and identify separately):

6

Estimated tax fees: $20,000

(iv) Total expenses (sum of lines (i)-(iii) above): $65,000
(b)	How were those expenses allocated?

All expenses incurred in connection with the liquidation have been or will be borne by TT International, either directly or through expense reimbursement.

(c)	Who paid those expenses?

All expenses incurred in connection with the liquidation have been or will be borne by TT International, either directly or through expense reimbursement.

(d)	How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses for the period.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a) State the name of the fund surviving the Merger: Not Applicable.

(b)	State the Investment Company Act file number of the fund surviving the Merger: Not Applicable.
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not Applicable.

7

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

8

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of TT International U.S.A. Feeder Trust (the “Feeder Trust”), and each of its series, TT Active International Mutual Fund and TT Europe Mutual Fund, (ii) he is the Secretary of the Feeder Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

TT International U.S.A. Feeder Trust, on behalf of TT Active International Mutual Fund and TT Europe Mutual Fund

By: /s/ S. Austin Allison

S. Austin Allison

Secretary

9